June 28, 2006
Securities and Exchange Commission Division of Corporate Finance 100 F. Street, N.E Washington, D.C. 20549 Attention: David R. Humphrey, Branch Chief
Re:	Autoliv Inc. Form 10-K for the fiscal year ended December 31, 2005 filed February 28, 2006 File No. 1-12933

Dear Mr. Humphrey,

On behalf of Autoliv, Inc. ("Autoliv", the "Company" or "we"), we are writing to respond to the comments set forth in your letter to Mr. Magnus Lindquist, dated June 15, 2006, with respect to the above referenced filing of the Company.

Set forth below are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter. The Company does not propose to file an amendment to its 2005 Form 10-K.

FORM 10-K (Fiscal Year December 31, 2005)

Item 2. Properties

Comment No. 1: For each of your facilities, please indicate whether the property is owned or leased.

Response: The Company will revise its future filings to specify which of its properties are owned or leased.

Item 3. Legal Proceedings

Comment No. 2: With respect to the December 2003 award to a supplier of Autoliv ASP, expand your disclosure to describe the nature of the underlying commercial dispute.

Response: The Company will revise its future filings to specify that the dispute relates to purchase commitments. The Company does not believe a more detailed level of disclosure is required by Item 103 of Regulation S-K, and notes that, per Instruction 2 to Item 103 of Regulation S-K, disclosure of the dispute is not required since the amount of the claim for damages involved, exclusive of interest and costs, does not exceed 10 % of the Company's current assets.

Autoliv Annual Report 2005

Cash Requirements

Comment No. 3: It is unclear why you have a policy that your working capital should not exceed 10% of your sales. Please expand your disclosure to explain why this target is a meaningful financial metric for investors to consider when evaluating your ability to meet your cash requirements.

Response: In view of the Staff's comments on the "CASH REQUIREMENTS" section of the Annual Report, we will in future filings rename the main caption to "CAPITAL STRUCTURE". We believe the policy that working capital should not exceed 10% of sales is an important financial metric for investors because it provides guidance on how we expect to manage cash generation. This cash generation is used to return funds to investors via dividends and share buybacks. In response to investor requests to clarify how our working capital may develop over time, management reviewed the relevant parameters and defined the policy that working capital was targeted not to exceed 10%. We believe the 10% benchmark is a realistic target for helping to manage our overall liquidity position. This target has been discussed as part of our financial results calls for analysts and investors over the last several years. In addition, the target is used internally as part of management's review of our internal business units.

Please note that the definition of working capital that we use for this purpose is different than the traditional definition. We will further discuss our definition of working capital in response to Comment 11 below. Based on our conclusions in response to Comment 11, we will, in future filings, rename this measure "operating working capital".

Comment No. 4: Similarly, explain the rationale behind your policies regarding your leverage ratio and your interest coverage ratio. Also, indicate whether these ratios are consistent with compliance covenants, if any, contained in your Revolving Credit Facility or other debt instruments.

Response: As part of the analysis of the Company's capital structure, both credit and equity investors desire guidance from the Company regarding the extent to which it would be prepared to leverage its operations. The Company has therefore defined a debt limitation policy consisting of a leverage ratio and an interest coverage ratio. The measures utilize generally accepted standards in the debt capital markets among credit analysts. Until December 2004, the measures corresponded to the financial covenants in our Revolving Credit Facility. As described on page 43 of the 2005 Annual Report, the Company no longer has financial covenants included in its Revolving Credit Facility, nor does it have such financial covenants included in any other debt instruments.

Please note that we consider the definition of "net debt" that we use for this purpose to be a non-GAAP measure. We will further discuss our definition of net debt in response to Comment 10 below.

Comment No. 5: In the context of your cash requirements, please explain how depreciation (including amortization) will cover anticipated capital expenditures. In this regard, it is unclear how these non-cash charges will provide the cash required to fund your capital expenditures.

Response: The Company recognizes that depreciation and amortization do not provide cash. Our intention in this type of discussion is to provide the reader information as to our anticipated future capital expenditure levels. We will revise our disclosure in future filings substantially to the following effect, updated as appropriate:
"Furthermore, we expect capital expenditures over the next few years to approximately correspond to depreciation (including amortization)."

Management's Discussion and Analysis

Important Trends

Comment No. 6: See the last sentence in the second paragraph under the heading "Component Costs". Supplementally tell us, and in future filings explain, the amount and nature of the certain costs that were reclassified in 2005 from 'costs of sales' to R,D&E expense that resulted in an improvement to your gross margin. Tell us facts and circumstances that led to the reclassification in 2005 rather than in an earlier period, and advise why this was not considered to be a correction of an error.

Response: During the last several months of 2004, we completed a process to more clearly define our method of allocating, between cost of sales and RD&E, costs related to shared activities, such as quality, industrial engineering and purchasing.

As a result of that process, we began in the first quarter of 2005 to report these costs in a more precise and consistent manner. As we did in our 2005 Annual Report MD&A, we disclosed the impact on margins during each of the quarters of 2005 in our Form 10-Q filings. The impact in each quarter was proportionally similar to the full year 2005 impact (i.e. approximately 0.3 percentage points on gross profit margin). We believe this to be more of a refinement of our existing accounting practice, rather than an error and consequently have reflected it as being analogous to a reclassification or reallocation on a prospective basis. We considered making a conforming presentation for all periods presented, but concluded that since this refinement did not have a significant impact, the effort to collect the necessary information for 2004 and 2003 was not warranted on a cost/benefit basis.

The Company will include disclosure in its future filings substantially to the following effect, updated as appropriate:
"The gross profit margin increased by approximately 0.3 percentage points due to the prospective reclassification or reallocation from cost of sales of certain shared quality, industrial engineering and purchasing costs to R,D&E expense. This reallocation resulted from completion of a process by the Company to more clearly and consistently define its methodology for allocating such shared costs."

Items Affecting Comparability

Non-U.S. GAAP Measures

Comment No. 7: Please expand to identify the non-GAAP measures that are presented in the discussion. Also, expand to identify how these measures are used by management, and disclose that the measures may not be comparable to similarly title measures used by other companies. Tell us why a reasonable investor would not be able to use your GAAP financial statements in order to independently compute any necessary performance measures to analyze trends in your business. We suggest you give consideration to eliminating the non-GAAP measures to the extent they are not used by management or not critical to an understanding of your business.

Response: Rather than significantly expand on the discussion in response to this comment, we believe it generally would be more useful to the readers of our Annual Report to clearly identify and include tabular reconciliation presentations in the sections of the Annual Report in which the non-GAAP measures first appear. Please see our responses to Comments 8, 10, 11 and 13 below. In addition, we would propose to include the following additional wording in the Non-U.S. GAAP Measures section of our Annual Report: "These Non-U.S. GAAP Measures have been identified as applicable in each section of this Annual Report with a tabular presentation reconciling them to U.S. GAAP. It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies."

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Net Sales

Comment No. 8: We assume your use of the term "organic sales" represents one of the non-GAAP measures used. As such, we suggest you either delete this measure, or provide a tabular presentation that identifies the sources of your sales growth, as well as any decreases, as reconciled to the consolidated total of "net sales". In this way, you have identified and have an opportunity to discuss your sales growth in total, based on comparable sales volume or price from year-to-year, currency effects, and the impact of acquisitions and divestitures.

Response: We have used the term "organic sales" for a number of years to represent the underlying performance of our business, excluding the effect of changes in exchange rates and the impact of acquisitions/divestments. We believe that the term "organic sales", as we define it, is widely used in the financial community for companies whose operations are sensitive to currency fluctuations. Given that approximately 75% of our sales are denominated in currencies other than the U.S. dollar, we do not believe it is possible to understand developments in our business without an analysis of this sort. Further, we do not believe that it is possible for a reader of our financial statements to derive these sales values from the U.S. GAAP basis financial statements. The Company will include disclosure in its future filings substantially to the following effect, updated as appropriate:

Component of net sales increase (decrease) in 2005
Organic sales growth	0.2%
Impact of acquisitions/divestments	0.4%
Effect of exchange rates	0.4%
Reported net sales change	1.0%

Operating Income

Comment No. 9: Discuss in detail the nature and costs incurred related to plant closures and other restructuring activities incurred during each year in which statements of income are presented and clarify that these costs have been reflected in the operating expense line item of "other income (expense), net." We note you describe elsewhere in MD&A that your total headcount had decreased during 2005 by nearly 1,000. Disclose the total costs associated with this headcount reduction.

Response: In future filings, we will include a discussion in our MD&A of restructuring costs similar to that presented in Footnote 10 "Restructuring and Other Liabilities" in the "Notes to Consolidated Financial Statements", which also incorporates employee related restructuring costs. With respect to the 2005 versus 2004 discussion, we will replace the term "Other expense, net" with the exact name of the caption in the "Consolidated Statements of Income (i.e. "Other income (expense), net") and clarify that these costs have been reflected here.

Interest Expense, Net

Comment No. 10: Reference is made to your disclosure of "net debt", as defined under the Liquidity section as "short-term and long-term debt and debt-related derivatives less cash and cash equivalents." This appears to be a non-GAAP measure that should be deleted from the filing. We also note you include this measure in Selected Financial Data under the measures of "Financial Position." Please supplementally explain why this measure has been included in the filing, its specific purpose as used by management, and how your disclosure complies with Item 10(e) of Regulation S-K for presenting non-GAAP measures.

Response: The Company, as part of its funding strategy, always evaluates in which market and in which currency it is most cost efficient to raise funds. As part of efficiently managing our overall cost of funds, the Company enters into "debt related derivatives" or "DRDs". U.S. GAAP requires the fair market value of the DRDs to be accounted and reported for separately from the underlying borrowing being economically hedged. By adjusting for DRDs in the "net debt" definition, the Company discloses the total economic liability without grossing it up or down by currency or interest fair values that are offset by DRDs reported in other balance sheet captions.

We believe that debt, adjusted for DRDs, is the relevant credit metric in terms of measuring refinancing risk, interest expense development, etc. This is how the debt management of the Company is run and this is also how the credit markets analyze the Company. This is most notably evidenced by the fact that the 16 banks participating in the Revolving Credit Facility, for which the Company provided financial covenants up until 2004, used the measure. Since it is not possible to derive this metric from the basic financial statements, we will, in future filings, include disclosure substantially to the following effect, updated as appropriate:

US$ in millions	December 31, 2005	December 31, 2004

Short-term debt	$508.4	$313.8
Long-term debt	757.1	667.1
Total debt	$1,265.5	$980.9
Cash and cash equivalents	(295.9)	(229.2)
DRD adjustment	(92.7)	(152.5)
Net debt	$876.9	$599.2

Please note that we recognize that the reduction of total debt by cash and cash equivalents", and thus presenting "net debt" is not essential to reflect the impact of the DRD adjustments. However, given the general lack of restrictions in dividending or lending cash internally, we believe that a presentation/discussion of "net debt" and of interest expense, net of interest income, in our MD&A is meaningful for investors and users of our financial statements. In fact, the metric used in our previous financial covenants used the "net debt" definition above. Accordingly, we do not see any compelling reason/benefits to "grossing-up" this presentation/discussion. Please see also our discussion below to Comment 11 concerning working capital.

Liquidity and Capital Resources

Cash From Operations

Comment No. 11: Refer to your discussion of the amounts of working capital. Please expand to disclose your definition of working capital, as it appears your calculation includes or excludes items other than total current assets less total current liabilities. This appears to be a non-GAAP measure that should be revised to present a GAAP basis definition of working capital. To the extent you would like to highlight certain items on your balance sheet, we would not object to such a discussion within the context of GAAP basis working capital. Please advise and revise in future filings.

Response: As indicated in the Staff's comment, the term "working capital", as we use it, is a non-GAAP measure. We will, in future filings, include disclosure substantially to the following effect, updated as appropriate:

US$ in millions	December 31, 2005	December 31, 2004

Total current assets	$2,162.5	$2,190.8
Total current liabilities	(1,764.3)	(1,799.3)
Working capital	398.2	391.5
Cash and cash equivalents	(295.9)	(229.2)
Short-term debt	508.4	313.8
Derivative asset and liability, current	(92.9)	5.0
Operating working capital	$517.8	$481.1

As indicated in our response to Comment 3 above, we responded to investor requests about how our working capital may develop over time by defining the policy that working capital was targeted not to exceed 10% of sales, which we believe is a realistic target for our business. However, that policy only applies to "Operating working capital" as defined in the table above. "Operating working capital" is the primary responsibility of our operating management and the 10% target is used internally as part of management's review of our internal business units. By contrast, cash, cash equivalents and short-term debt are managed as part of our overall debt management.

Acquisitions

Comment No. 12: Reference is made to the consolidation, as of October 1, 2004, of your 50% joint venture in Nanjing. Expand to describe the pertinent facts of the amendment that gave you a controlling interest in this joint venture.

Response: This amendment provided Autoliv majority control of the Board of Directors as well as control over all relevant business operation matters, including the daily operation of the joint venture. Relevant business operation matters now require majority approval by the Board of Directors, whereas prior to the amendment such matters required a unanimous decision. Consequently, this amendment provided Autoliv a controlling position over the joint venture in that we control more than 50% of the voting as well as management and decision making authority over the joint venture's daily operations. The joint venture partner now only has rights that are protective in nature. The joint venture had sales in 2004 of approximately $30 million. In future filings, we will revise this disclosure to give more details of the amendment to the joint venture contract.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

Comment No. 13: Although it may be useful in discussing your liquidity and capital resources in the MD&A section of your report, it is unclear why you present a subtotal of net cash before financing activities in your Consolidated Statements of Cash Flows. It appears that such a presentation is not contemplated by SFAS 95. Please revise, as appropriate.

Response: In future filings, we will remove the subtotal of net cash before financing activities in the Consolidated Statements of Cash Flows. As you have indicated, this is a useful measure when discussing liquidity and capital resources in the MD&A section of our Annual Report. Accordingly, we will discuss net cash before financing activities in the MD&A section of our Annual Report.

Notes to Consolidated Financial Statements

Note 2. Significant Business Acquisitions

Comment No. 14: Refer to the April 1, 2004 transaction where you state you began to consolidate your joint venture in Taiwan and that your interest remains at 59%. It is implied from your disclosure that the amendment to the ownership agreement did not change your ownership percentage, but rather gave you operational control: If so, your disclosure also implies that you were accounting for this 59% ownership interest under the equity method of accounting, prior to consolidation on April 1, 2004. As applicable, supplementally explain your basis for not consolidating entity at the point your ownership interest exceeded 50%.

Response: As a result of the April 1, 2004 amendment, Autoliv gained majority control of the Board of Directors and over relevant business operation matters including the daily operation of the joint venture. Prior to the amendment, all relevant business operation matters required a unanimous decision where now a simple majority is required. Accordingly, prior to the April 1, 2004 amendment, despite our 59% majority ownership interest, the Company did not have control of the joint venture due to the participating nature of the minority shareholder's rights and thus was not permitted to consolidate it under U.S. GAAP. Subsequent to the amendment the minority shareholder has only rights that are protective in nature and Autoliv has control over the joint venture and thus is now required to consolidate for reporting purposes. The joint venture had sales in 2004 of approximately $17 million.

Note 11. Product Related Liabilities

Comment No. 15: Discuss here or in MD&A the nature and purpose of the significant cash payments made in 2005 and 2004 related to your product related liabilities.

Response: The Company will include disclosure in its future filings substantially to the following effect, updated as appropriate:
"Cash payments have been made for recall and warranty related issues in connection to a variety of different products and customers. The significant payments in 2005 were made in connection with ongoing recalls for the replacement of defective products. The significant payments in 2004 were made in connection with ongoing recalls for the replacement of defective products and a warranty-related issue with a customer."

Note 19. Segment Information

Comment No. 16: Expand the narrative disclosures to describe your different operating segments that have been aggregated into one reportable business segment. We note you disclose that your operating segments meet the aggregation criteria of SFAS No. 131. Please tell us and describe how you determined each of your individual business segments that were aggregated.

Response: We believe the Company has two operating segments based on the SFAS No. 131 definition whereby an operating segment exists when:
"components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance".

Under this criterion, the chief operating decision maker receives a product income statement down to operating income for our electronic and sensing products. For your information, these components represent less than 10% of consolidated sales, operating income and total assets. Under this criterion, the other 90% plus of our product sales (i.e. various airbag and seatbelt products and components) would be our other "operating segment". Quantitative thresholds aside, these two "operating segments" are eligible to be aggregated in accordance with the following provisions of SFAS No. 131:
"Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basis principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
  The nature of the products and services
  The nature of the production processes
  The type or class of customer for their products and services
  The methods used to distribute their products or provide their services
  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities."

We currently use the following language in our segment disclosure:
"Automotive safety products (mainly various airbag and seatbelt products and components) are integrated complete systems that function together with common electronic and sensing systems, and hence are considered as one business segment.

The customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:
In 2005: Ford 21% (incl. Volvo Cars with 7%, Mazda, etc.); Renault 14% (incl. Nissan); and GM 13% (incl. Opel, Holden, SAAB, etc.)
In 2004: Ford 23% (incl. Volvo Cars with 8%, Mazda, etc.); Renault 15% (incl. Nissan); and GM 12% (incl. Opel, Holden, SAAB, etc.)
In 2003: Ford 24% (incl. Volvo Cars with 8%, Mazda, etc.); Renault 14% (incl. Nissan); and GM 12% (incl. Opel, Holden, SAAB, etc.)

The Company has concluded that its operating segments meet the criteria, stated in FAS-131 "Disclosures about Segments of an Enterprise and Related Information", for aggregation for reporting purposes into a single operating segment."

In future filings, we will make revisions to this disclosure to clarify that the "airbags and seatbelt products" and the "electronic and sensing products" are technically two different operating segments.

Report of Independent Registered Public Accounting Firm

Comment No. 17: In future filings, please include the city and country of the independent auditor where the report has been issued. See Rule 2-02(a)(3) of Regulation S-X.

Response: In future filings, the city and country of the independent auditor where the report has been issued will be disclosed.

FORM 10-Q (Quarter Ended March 31, 2006):

General

Comment No. 18: Please revise the disclosures, as applicable, to comply with comments issued above on your December 31, 2005 Annual Report on Form 10-K. For example, your non-GAAP measures should be identified and labeled as such and should be presented in compliance with all of the disclosure requirements of Item 10(e) of Regulation S-K.

Response: In future filings, we will make appropriate revisions to our disclosures in our Form 10-Q's to comply with the changes we have agreed to make in response to your comments on our December 31, 2005 Annual Report on Form 10-K.

Note 1. Basis of Presentation

Comment No. 19: We note that in the first quarter of 2006, the Company began accruing dividends when declared by the Board of Directors and that the effect of this change was not material. Please tell us how this method differed from your previous method of recording dividends.

Response: Prior to the first quarter of 2006, the Company recorded dividends as a reduction to Shareholders' Equity at the time such dividends were paid, typically two to three months after declared by the Board of Directors. Historically, the Company has declared and paid dividends on a quarterly basis typically declaring dividends in the last month of a quarter for payment in the following quarter. Dividends paid quarterly throughout 2005 increased from $.25 per share in the first quarter to $.32 per share at year-end. In the first quarter of 2006, the Company through discussion and review of industry practice decided that it was more proper to reflect dividends as a reduction of Shareholders' Equity at the time of declaration. Accordingly, the dividend that was declared on February 14, 2006 of $.32 per share for payment on June 1, 2006 was debited to Shareholders' Equity and credited to accrued liabilities. The total amount of the dividend accrued was $26.5 million which represented approximately 1.0 % of Shareholders' Equity and less than 2% of current liabilities at March 31, 2006 and was accordingly, in our view, not material to the Company's financial position.

*************************************************************************

In connection with responding to your comments we acknowledge that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send a copy of any additional correspondence to the undersigned at:
Autoliv, Inc.
World Trade Center
Klarabergsviadukten 70
SE-107 24, Stockholm
Sweden
Direct fax: +46 8 24 44 16

If you would like to discuss any aspect of the Company's response, please call me on +46 8 587 20 612.

Sincerely,

Magnus Lindquist
Vice President and Chief Financial Officer